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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-11013

                          NOTIFICATION OF LATE FILING

    (Check One): [ X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-QSB [ ] Form N-SAR

For Period Ended:          December 31, 1998

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                         PART I. REGISTRANT INFORMATION

Full name of registrant:   Specialty Chemical Resources, Inc.

Former name if applicable


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Address of principal executive office (Street and number)

9055 S. Freeway Drive
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City, State and Zip Code                    Macedonia, Ohio 44056
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                        PART II. RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check boxes if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is in the process of negotiating certain amendments to its credit agreement with its senior lender. Due to this uncertainty affecting the presentation of information in its Annual Report on Form 10-K, the Company is unable to complete and file its Form 10-K by March 31, 1999, the prescribed deadline for filing. The Company intends to file the Form 10-K promptly after such amendments are finalized, and in any event by April 15, 1999.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

     David Spink                      (330)                         467-4195
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       (Name)                      (Area code)                (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [ X ] Yes     [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ X ] Yes     [  ] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net sales of $35,557,000 for the year ended December 31, 1998 were $4,726,000 below the comparable period in the prior year. The reduction in net sales in 1998 is entirely due to reduced volume that resulted primarily from production shortfalls in the last six months of 1997 that caused a loss of customers and a loss of business from several continuing customers. Reduced sales to the Company's top ten customers in 1998 compared to 1997 accounted for approximately 50% of the 1998 sales reduction. Average pricing in 1998 was essentially unchanged from 1997.

         Cost of goods sold for the year ended December 31, 1998 decreased by $4,176,000 as compared to the cost of goods sold in 1997. Approximately 94% of the decrease was due to decreased sales volume in 1998. The remainder of the decrease was due to improved material and labor utilization efficiencies in 1998. Cost of goods sold decreased as a percentage of sales from 83.5% to 82.8% for the years ended December 31, 1997 and 1998, respectively. All of the decrease was due to improved material utilization efficiency.

         Selling, general and administrative expenses were $6,467,000 for the year ended December 31, 1998, or 18.2% of net sales. This compares with selling, general and administrative expenses of $6,904,000, or 17.1% of sales for the year ended December 31, 1997. Approximately 73% of the decrease in selling, general and administrative expenses is due to cost reduction programs initiated throughout 1998. The remaining 27% of the decrease is due to volume related reductions in shipping costs and commissions.

         Amortization of intangibles was $416,000 in 1998 compared to $997,000 for 1997. The reduction is due to lower amortization of goodwill resulting from the 1997 writedown of goodwill. At December 31, 1997, in accordance with FAS 121, Specialty Chemical determined that an impairment of long-lived assets existed and based on a fair value measurement, recorded a non-cash charge of $18,501,000 which was reflected as a reduction in the carrying value of goodwill.


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         On a quarterly basis in 1998 and at December 31, 1998, Specialty
Chemical has applied a consistent method of assessing impairment of long-lived assets in accordance with FAS 121. These tests of impairment in 1998 and at December 31, 1998 indicated that based on management's best estimates for future cash flows, no impairment exists and, therefore, no further charges to income have been recorded in 1998.

         Interest expense for the year ended December 31, 1998 was $1,656,000, or 4.7% of net sales. This compares to interest expense for the year ended December 31, 1997 of $1,407,000, or 3.5% of net sales. The increase in interest expense is due primarily to a full year of increased borrowings under the senior credit facility that followed the May 22, 1997 acquisition of the assets of Hysan Corporation and the addition of an aggregate $1.5 million of subordinated 12% notes on June 15, 1998 for loans made to the Company by Edwin Roth, CEW Partners and Martin Trust.

         Specialty Chemical recorded a net loss for the year ended December 31, 1998 of $2,435,000, or $0.63 loss per share on weighted average shares outstanding of 3,882,261. This compared to a net loss of $21,085,000, or $5.43 loss per share on weighted average shares outstanding of 3,882,264 for the same period in 1997. In 1997, the charge for impairment of long-lived assets accounted for $18,501,000 of the loss, or $4.77 loss per share. Without the impairment charge, the 1997 net loss would have been $2,584,000, or $0.67 loss per share.

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                       SPECIALTY CHEMICAL RESOURCES, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 1999                 By: /s/ David F. Spink
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                                         David F. Spink, Vice President and
                                         Chief Financial Officer


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